Exhibit 99.1

Mynd.ai Closes $20 Million Sale of Non-strategic Business Unit and Announces Additional Strategic Actions to Enhance Operations, Strengthen Cash Position and Drive Long-Term Shareholder Value

Seattle, WA., October 8, 2024 – Mynd.ai, Inc. (“Mynd” or the “Company”) (NYSE American: MYND) today announced a series of strategic actions designed to enhance the Company’s operations and drive long-term shareholder value, including the following:

•	The sale, on October 2, 2024, of the Company’s entire 85% ownership interest in its Singapore-based early childcare learning business for a total consideration of $20 million in cash.
•	The redeployment of capital to enhance business development and future technology innovation to increase sales within its core markets.
•	The optimization of our operational structure to enhance efficiency and generate anticipated cost savings in excess of $20 million annually.

“We are pleased to embark on the next phase of Mynd’s evolution by redeploying capital to strengthen our sales efforts and position the Company for future investment in our product offerings, which we believe will enable us to achieve our long-term strategic vision and increase shareholder value,” stated Vin Riera, Mynd’s Chief Executive Officer. “We expect that additional actions we are taking to optimize our operations will help us improve profitability as we manage growth and corporate transformation.”

Arthur Giterman, Mynd’s Chief Financial Officer commented, “We believe that the sale of our non-strategic early childhood development business in conjunction with various cost optimization actions, including a reduction in head count, programmatic spend, and the utilization of certain service providers, will provide Mynd with additional liquidity and balance sheet strength, enabling us to focus our efforts on maintaining our market leadership in the Interactive Flat Panel Display segment and delivering both hardware and software solutions for the education, business, and public sectors.”

Forward-Looking Statements

This press release contains “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements reflect Mynd’s current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” “optimistic,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Mynd’s Annual Report on Form 20-F, filed with the SEC on March 27, 2024, as such factors may be updated from time to time in Mynd’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Mynd’s filings with the SEC. While forward-looking statements reflect Mynd’s good faith beliefs, they are not guarantees of future performance. Mynd disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law.

About Mynd.ai, Inc.

Seattle-based Mynd is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces across 126 countries. Our global distribution network of more than 4,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers.

For investor and media inquiries, please contact:

Investor Relations - Mynd.ai, Inc.

E-mail: investorrelations@mynd.ai

Arthur Giterman

Chief Financial Officer

officeoftheCFO@mynd.ai

Tel: (206) 393-4493